Wintrust Financial Corporation
Form 10-K, Exhibit 12.2

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

The following table presents the calculation of the ratio of earnings to fixed charges and preferred stock dividends for the last five years.

(Dollars in thousands)		Years ended December 31,
		2013	2012	2011	2010	2009
Income before income taxes	A	$224,440	$180,132	$128,033	$100,807	$117,504

Interest expense:
Interest on deposits		$53,191	$68,305	$87,938	$123,779	$171,259
Interest on other borrowings	C	26,891	39,200	56,478	53,492	44,479
Total interest expense	B	$80,082	$107,505	$144,416	$177,271	$215,738

Dividends on preferred shares (1)	D	$13,822	$14,836	$6,592	$44,810	$27,009

Ratio of earnings to fixed charges and preferred stock dividends:
Including deposit interest	(A+B) / (B+D)	3.24x	2.35x	1.80x	1.25x	1.37x
Excluding deposit interest	(A+C) / (C+D)	6.17x	4.06x	2.93x	1.57x	2.27x

(1) The dividends on preferred shares were increased to amounts representing the pre-tax earnings that would be required to cover such dividend requirements.